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                                   13G FILING

ITEM 1.     A)   Name of Issuer:

                 Mallon Resources Corporation

            B)   Address of Issuer's Principal Executive Offices:

                 999 18th Street, Suite 1700
                 Denver, CO 80202

ITEM 2.     A)   Name of Person Filing:

                 ABN AMRO Chicago Corporation

            B)   Address of Principal Business Office:

                 208 S. LaSalle Street,
                 Chicago Illinois 60604

            C)   Citizenship:

                 USA ( A New York Corporation)

            D)   Title of Class of Securities:

                 Common Stock

            E)   Cusip Number:

                 561240201

ITEM 3.     The person filing is a:

            Broker/Dealer (BD)

ITEM 4.     A)   Amount Beneficially Owned:

                 550,000 shares

            B)   Percent of Class:

                 8%

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            C)   Number of shares as to which such person has voting power and or power to dispose or to direct the disposition of:

                 N/A

ITEM 5.     Ownership of Five Percent of Less:

            N/A

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person:

            N/A

ITEM 7. Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company:

            N/A

ITEM 8.     Identification and Classification of members of the Group:

            N/A

ITEM 9.     Notice of Dissolution of Group:

            N/A

ITEM 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

            SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information


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            set forth in this statement  is true, complete and correct.


            _February 17, 1998_______________
            (Date)
                           /S/ John Kramer
            __John Kramer_____________________
            (Signature)

            __General Counsel____________________
            (Title)